



Mining the Past…Powering the Future

Foundation Coal - William N. Poundstone Lecture

A. Scott Pack, Jr.

President, Foundation Energy Sales, Inc.

College of Engineering and Mineral Resources
Department of Mining Engineering
West Virginia University

April 23, 2008

FCL LISTED NYSE

FOUNDATION ENERGY SALES, INC.

Got Coal?

Gad Koyal?

India

Sabaki sekitan?

Japan

Germany

Hat Kohle erhalten?

Bak kömür

Turkey



烧成炭 ?

China

Carväo recebido?

Portugal

Heeft u steenkool?

Netherlands

¿Tienes carbon?

Spain

Charbon obtenu?

France

Il carbone preso?

Italy

Got coal, eh?

Canada

FORWARD-LOOKING STATEMENTS

Statements in this presentation which are not statements of historical fact are “forward-looking statements” within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Foundation Coal Holdings, Inc. at the time this presentation was made. Although Foundation Coal Holdings, Inc. believes that the assumptions underlying such statements are reasonable, it can give no assurance that they will be attained. Factors that could cause actual results to differ materially from expectations include the risks detailed under the section “Risk Factors” in the company’s Form 10-K filed with the Securities and Exchange Commission.

Presentation Overview

- **Foundation Coal background**
  - Strong safety record
  - Diversified operations
  - Attractive asset base
  - Positive outlook for organic growth
  - Tremendous opportunities for skilled labor

- **Industry Overview**
  - Abundance of coal in the US
  - New US power plants
  - US historical and forecasted demand
  - Global historical and forecasted demand

- **Summary**

Foundation Coal Highlights

- Size - fourth largest U.S. producer by volume, operating 13 mines in WY, PA, and WV
- Current productive capacity of 76 mm tons per year
  - 55 mm PRB
  - 14 mm NAPP
  - 7 mm CAPP
- Markets - domestic and export steam and metallurgical coals
- Only producer with major presence in both NAPP & PRB
- Focus on safety and environmental compliance
- Focus on people, productivity, and process improvement

A Commitment to Safety

Incident Rates of Non-Fatal Occupational Injuries by Industrial Category



Incident Rate
12
10
8
6
4
2
0
Air Transportation
Nursing Homes
Hospitals
Transportation & Warehousing
Manufacturing
Construction
Agriculture, Forestry & Fishing
Retail Trade
Coal Mining
FCL 2007
Financial Activities

Source: Bureau of Labor Statistics, 2006; Foundation Coal, 2007

Diversified Operations

Powder River Basin (PRB)	
Production Capacity (tons MM)	55.0
LTM Shipments (tons MM)	51.6
LTM Sales ($ MM)	$468.9
LTM Avg. Realization ($/Ton)	$9.08
Reserves (tons MM)	844
Btu	Low
Sulfur Content	Compliance

Northern Appalachia (NAPP)	
Production Capacity (tons MM)	14.0
LTM Shipments (tons MM)	13.0
LTM Sales ($ MM)	$521.6
LTM Avg. Realization ($/Ton)	$40.14
Reserves (tons MM)	742
Btu	High
Sulfur Content	Medium

Central Appalachia (CAPP)	
Production Capacity (tons MM)	7.0
LTM Shipments (tons MM)	8.5
LTM Sales ($ MM)	$446.2
LTM Avg. Realization ($/Ton)	$52.60
Reserves (tons MM)	191
Btu	High
Sulfur Content	Compliance & Low


Illinois Basin
Reserves ~ 65 MM tons
Headquarters
Baltimore, MD

FOUNDATION COAL
HOLDINGS, INC.

Production Capacity (tons MM)	76.0
LTM Shipments[1,2] (tons MM)	73.6
LTM Sales[1,2] ($ MM)	$1,453
LTM Avg. Realization[1,2] ($/Ton)	$19.74
Reserves[2] (tons MM)	1,840

NAPP Operations


Emerald


Cumberland

- 2 longwalls, 4 continuous miners
- High-Btu, mid-sulfur steam coal
- Batch-weigh loadout (NS & CSX)
- 636 employees

- 1 longwall, 4 continuous miners
- High-Btu, mid-sulfur steam coal
- 17-mile railroad to river dock
- 679 employees

CAPP Operations


Kingston Resources


Rockspring Development

- **2 underground mines, each continuous miner-equipped**
- **High-quality metallurgical coal**
- **Truck to barge or rail (CSX)**
- **218 employees**

- **Continuous miner-equipped**
- **Low sulfur steam coal**
- **NS-served**
- **351 employees**

CAPP Operations (Cont.)


Laurel Creek Co.


Pioneer Fuels

- 4 underground mines, each continuous miner-equipped
- Low sulfur steam and industrial coal
- Truck to barge or rail (CSX)
- 209 employees

- 2 surface mines, 1 loader/truck & 1 excavator/loader/truck equipped
- Low sulfur steam coal, high-quality export metallurgical coal
- Rail-served (CSX/RJCV-Pax, NS-Paynter Branch)
- 116 employees

PRB Operations



Belle Ayr



Eagle Butte

- **BNSF/UP rail access**
- **8,500 Btu, 0.60 Lb. SO_2/mmbtu**

- **BNSF rail access**
- **8,400 Btu, 0.80 Lb. SO_2/mmbtu**

  - **Truck/shovel mining method**
  - **587 total employees**

The Need for Skilled Labor

- There are incredible opportunities for new graduates, as a large portion of the industry approaches retirement.
- The next generation of industry employees will have the following characteristics:
  - Success oriented
  - Good communicator
  - Sound decision making
  - Continuous improvement apostle
  - Promote teamwork
  - Problem solving
  - Openness to change
  - Avid learner
  - Customer focus
  - Conflict management
  - Thick skin

Abundance of Coal

- Nearly 4 *trillion* tons of coal are beneath US soil

- An additional 1.3 *trillion* tons of coal have recently been announced to exist beneath North Dakota, according to the NDGS.

- Total coal reserves in the US amount to a roughly 4500 year supply at current burn rate.

- Not all coal in the ground can be economically extracted using today's technology.


19 Billion Tons
Recoverable Reserves at Active Mines (17 Years)
256 Billion Tons
Recoverable Reserves from New Mines (232 Years)
233 Billion Tons
Measured Coal from Specified Quality (211 Years)
1,223 Billion Tons
Identified and Inferred Coal of Any Quality (1100 Years)
2,237 Billion Tons
Undiscovered Coal (2000 Years)
1.1 Billion Tons
U.S. Coal Mined in 2003
Stylized, Not to Scale

Source: EIA and USGS

Delivered Fuel Prices to Plants in the US

- Delivered coal prices have been relatively stable and low.
- The relative stability of delivered coal prices has led to constant and increasing demand.



Delivered Fuel Price (cents/MMBtu)
1200
1000
800
600
400
200
0
All Coal based plants
Natural Gas
Petroleum based fuel
1990
1995
2000
2005
2010
Year

Source: EIA and FERC Forms 423

STRONG AND SUSTAINABLE PRICING ENVIRONMENT



WEAK
STRONG
STRENGTHENING
STRONG
WEAKER
STRONG
Coal Prompt Price ($/MMBtu)
Gas Prompt Price ($/MMBtu)
$ 7
$ 6
$ 5
$ 4
$ 3
$ 2
$ 1
$ -
$ 14
$ 12
$ 10
$ 8
$ 6
$ 4
$ 2
$ -
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Eastern Coal
Western Coal
Natural Gas

	STRONG	STRENGTHENING	STRONG	WEAKER	STRONG
Declining Inventories at U.S. Utilities	☑	☑	☑		☑
Strengthening Gas Prices	☑	☑	☑		☑
Decline in Eastern U.S. Coal Production		☑	☑	☑	☑
New Coal-Fired Generation Capacity		☑	☑	☑	☑
Strong Economic Outlook	☑	☑	☑		
International Demand Growth				☑	☑☑

Sources: Global Energy, EIA

Eastern coal is BS Barge 12,000 Btu

High Prices = Increased Production?

- High coal prices may not necessarily translate to significant short-term increase in production.
  - Difficulty in obtaining permits
  - Environmental issues
  - MINER Act
  - Safety regulations
  - Adverse geological conditions
  - Increase in input mine costs
  - Labor shortage

U.S. Coal Consumption by Basin 2006



Coal Consumption
(Thousands of Tons)
16,000
12,000
6,000
3,000
1,000
500
50
Source Region
Central/Southern Appalachia
Northern Appalcahia
Illinois Basin
Powder River Basin
Rocky Mountains
Gulf/Northern Lignite
Other/Imports
Global Energy Decisions

17

US Capacity Additions: 2000 - 2021

- Early 2000's over-build of gas-fired capacity coming to an end.
- Projected coal-fired capacity will grow over next 6 years.
- Typical life of a coal plant is 50 years.



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Capacity (MW)
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2020
2021
Year
Coal
Gas
Nuc
Other
Petro
Renew
Water

Source: Global Energy

US Coal Plant Projects Underway

- US coal plants under construction are expected to burn primarily PRB, CAPP and NAPP coal.
- Foundation Coal is well positioned to supply these new plants.



Spiritwood
Weston
Oak Creek
Nebraska City
Central Ill. Cogen
Beech Hollow
Goodland
Dallman
Greene
TS Power Plant
Iatan 2
Comanche
Lamar
Prairie
Trimble
Spurlock
Longview
Southwest
Plum Point
Springerville
Oak Grove
Cross
Sandow 5
J K Spruce
Estimated Coal Consumption
7,000
3,500
700
000s tons
Central App
Gulf Lignite
Illinois Basin
Lignite
Northern App
Powder River Basin
Rocky Mountain

Source: Global Energy

Coal is the Fastest Growing Fuel in the US for Electricity Generation

- Today 50% of the electricity in the US is fueled by coal.

- By 2030, the EIA forecasts coal will generate over 57% of US electricity.

US Electricity Generation Growth through 2030

(Billions of Kilowatt-Hours)



1000
800
600
400
200
0
-200
-400
Coal
Petroleum
Natural Gas
Nuclear Power
Renewables

2008 - 2030 CAGR (%)	
Coal	1.6%
Petroleum	0.7%
Natural Gas	-1.5%
Nuclear Power	0.6%
Renewables	2.0%

Source: EIA Annual Energy Outlook, 2008

Past and Projected US Energy Consumption (All Uses)

- As the only abundant, domestic energy resource, coal consumption is expected to continue to grow.
- Renewables are also expected to grow rapidly, but cannot keep pace with coal's growth, according to the EIA.



Quadrillion Btu
50
45
40
35
30
25
20
15
10
5
-
History
Projections
Coal
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
2013
2016
2019
2022
2025
2028
Liquids
Natural Gas
Coal
Nuclear Electricity
Hydroelectricity
Renewable Excluding Hydro

Source: EIA Annual Energy Outlook 2008

Coal is the Fastest Growing Fuel in the World

- By 2030, Global coal consumption is expected to rise by nearly 85 QBtu, a 74% increase
- Oil is next at 71 QBtu, a 42% increase.



World Total Energy Consumption through 2030
(Quadrillion Btu)
300
250
200
150
100
50
0
Liquids
Natural Gas
Coal
Nuclear
Other
2004
2010
2015
2020
2025
2030

Source: EIA International Energy Outlook 2007

World Demand for Coal

- •China accounts for the largest growth at 3.3% annually.
- •India is expected to grow at 2.5% annually.
- •US growth is forecasted to increase by 1.6% annually.


World Demand for Coal through 2030
(Quadrillion Btu)
100
90
80
70
60
50
40
30
20
10
0
US
OECD Europe
OECD Asia
Russia
China
India
2004
2010
2015
2020
2025
2030

Source: EIA International Energy Outlook 2007

Impact of Increasing Global Demand

Asian Demand is key

- Asia naturally draws from Australia, but export growth is overwhelming infrastructure
- Asia now drawing thermal coal from South Africa, historically a supplier for Europe
- Europe is relying increasingly on coal from the Americas
  - US exports in 2007 were 59.1 MMtons, a 19% increase YOY
  - US exports should rise, tightening supply: 75-80 MMtons projected in 2008


Global Coal Flows
Beyond 2007
Decreasing
Trend
Increasing
Trend
USA
Europe
Asia
China
South
America
South
Africa
Australia
Source:
Calyon Securities (USA) Inc.

CATALYSTS DRIVING THE MARKET

Current Market Fundamentals

- Favorable US currency
- Relatively high natural gas prices
- Favorable ocean freight rates
- Close to normal domestic stockpiles
- Lead time to increase U.S. production



Recent Events Have Accelerated International Market Tightness

- China – Projected net importer beginning in 2008
- China – Curtailed coal exports through February/March
- India – Utility stockpiles low
- Venezuela – State-ordered contract re-pricing
- Australia – January/February monsoons resulted in multiple force majeures
- South Africa – Production issues, low utility inventories & power outages

Summary

- **Coal is critical for US and global energy needs**
  - Half of US electricity is generated from coal
  - 41% increase in US coal demand by 2030
  - 74% increase in global coal demand by 2030
- **Foundation Coal has an excellent industry position**
  - Among the largest producers – fourth by volume
  - Nationally diversified – only producer with a major presence in NAPP and PRB
- **Need for skilled labor will be critical for the industry**
  - Positive outlook for growth
  - Many opportunities available for next generation of industry professionals

 

Mining the Past…Powering the Future